SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2017
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management's Discussion and Analysis for the three and nine months ended September 30, 2017 and 2016.
2	Condensed Interim Consolidated Financial Statements (Unaudited) for the three and nine months ended Spetember 30, 2017 and 2016.
3	Canadian Form 52 – 109F2 – Certification of Filings – CEO.
4	Canadian Form 52 – 109F2 – Certification of Filings – CFO.

Documents 1 and 2 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-211325).

Document 1

Neovasc Inc. Management’s Discussion and Analysis FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND 2016 (Expressed in U.S. Dollars)

Q3 2017 August __, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers the unaudited condensed interim consolidated financial statements of Neovasc Inc. (the “Company”, “Neovasc”, “we”, “us”, or “our”) for the three and nine months ended September 30, 2017 and 2016.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements and notes thereto for the three and nine months ended September 30, 2017 and 2016 (included as part of Neovasc Inc.’s quarterly filing) as well as the audited consolidated financial statements and notes thereto and the MD&A for the years ended December 31, 2016 and 2015.

The Company has prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. The Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

The names TiaraTM (“Tiara”), and Neovasc ReducerTM (“Reducer”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and is expressed in U.S. dollars. The Company presents its consolidated financial statements in U.S. dollars.

Additional information about the Company, including the Company’s audited consolidated financial statements and Annual Information Form, are available on SEDAR at www.sedar.com and in the Company’s Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words “expect”, “anticipate”, “may”, “will”, “estimate”, “continue”, “intend”, “believe” and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	the conduct or possible outcomes of any actual or threatened legal proceedings, including the Company’s ongoing litigation with CardiAQ and the damages and interest awards affirmed by the U.S. Court of Appeals and the other matters described in “Contractual Obligations and Contingencies” herein (see also “Trends, Risks and Uncertainties” herein);
•	the expected closing of the Financings (as defined below) and the use of proceeds therefrom;
•	our ability to continue as a going concern;
•	the amount of estimated additional litigation expenses required to defend the Company in lawsuits filed by CardiAQ; our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;

•	our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our intention to apply for CE Mark approval for the Tiara in the next one to two years;
•	our intention to initiate additional investigational sites for the Tiara-II trial in 2017 as required approvals are obtained;
•	our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;
•	our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;
•	our ability to replace declining revenues from the tissue business with revenues from the Reducer and the Tiara in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals for the Reducer and the Tiara;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and in Europe;

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•	our intention to continue directing a significant portion of our resources into sales expansion;
•	the expected decline of consulting services revenue in the long-term as our consulting customers become contract manufacturing customers or cease being customers;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our estimates of the size of the potential markets for our products, including the anticipated market opportunity for the Reducer;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products; and
•	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to our litigation with CardiAQ, including the Company’s ability to successfully satisfy the damages and interest awards affirmed by the U.S. Court of Appeals, which create material uncertainty and which cast substantial doubt on our ability to continue as a going concern;
•	the substantial doubt about our ability to continue as a going concern;
•	risks relating to our need for significant additional future capital and our ability to raise additional funding;
•	risks related to the closing of the Financings, which are subject to various closing conditions, including the listing of the common shares and the common shares issuable upon exercise or conversion of the Warrants and Notes issued in the Financings;
•	risks relating to the Warrants and Notes offered pursuant to the Financings resulting in significant dilution to our shareholders;
•	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market (the "Nasdaq") or the Toronto Stock Exchange (the "TSX"), which could affect their market price and liquidity;
•	risks relating to it being more expensive for us to raise capital in the future and dilution to investors;
•	risks relating to our Common Share price being volatile;
•	risks relating to the sale of a significant number of Common Shares;
•	risks relating to the restrictions on the Company entering into certain transactions;
•	risks relating to the exercise of Warrants or conversion of Notes offered pursuant to the Financings, which may encourage short sales by third parties;
•	risks relating to claims by third parties alleging infringement of their intellectual property rights;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
•	our history of losses and significant accumulated deficit;
•	risks associated with product liability claims, insurance and recalls;
•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
•	risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;
•	our ability to convince public payors and hospitals to include our products on their approved products lists;
•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
•	risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;
•	risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;

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•	risks associated with post-market regulation of our products;
•	health and safety risks associated with our products and our industry;
•	risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
•	risk of animal disease associated with the use of our products;
•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company’s ability to manufacture its own products;
•	risks relating to breaches of anti-bribery laws by our employees or agents;
•	risks associated with future changes in financial accounting standards and new accounting pronouncements;
•	our dependence upon key personnel to achieve our business objectives;
•	our ability to maintain strong relationships with physicians;
•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
•	risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;
•	our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
•	anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders;
•	risks relating to conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers; and
•	risks relating to the influence of significant shareholders of the Company over our business operations and share price.

Forward-Looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern by using a portion of the net proceeds of the Financings to satisfy the remaining balance of damages and interest awards affirmed by the U.S. Court of Appeals;
•	the anticipated closing of the Financings;
•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;
•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current positive relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	genericisation of markets for the Tiara and the Reducer will develop; and
•	capital will be available on terms that are favorable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in the “Risk Factors” section herein and in our Annual Information Form, which is available on SEDAR at www.sedar.com and in our Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Date: November 14, 2017

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific Corporation (“Boston Scientific”), and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the Company. Under the terms of the equity investment, Boston Scientific purchased 11,817,000 common shares of Neovasc at a price of $0.60 per common share, for gross proceeds of $7,090,200. Under the terms of the asset purchase agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Additionally, throughout the years 2014 to 2017, the Company announced a number of developments pertaining to litigation, all as more fully discussed under the heading “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (in 2014 it was estimated that mitral regurgitation affects approximately 4.1 million people in the United States). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 1.7 million patients suffering from significant mitral regurgitation in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Clinical experience to date has been with the 35mm Tiara and the 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015 and first use of the 45mm Tiara is targeted for 2018. The additional sizes will allow Neovasc to expand treatment to a broader population of patients.

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As of September 30, 2017, 34 patients had been implanted with the Tiara in TIARA-I, TIARA-II and compassionate use cases and Neovasc believes that early results have been encouraging. In addition, since September 30, 2017 an additional 5 patients have been treated for a total of 39. The 30-day mortality rate for the first 37 patients treated more than 30 days ago is 11% with one patient now over three and a half years post implant. The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical rings. There have been 17 patients implanted with Tiara to date in 2017. The technical success rate in these 17 implants was 100% and 1 of the 15 patients who were implanted more than 30 days ago died before 30 days post implantation.

The results from these early feasibility and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara as well as refining the implantation procedure, patient selection criteria and the device itself. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients.

While many challenges remain prior to achieving commercial production (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being widely recognized as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical mitral valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties which have been implanted in early feasibility type studies and CE mark studies with varying results.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement. There is no certainty that the Tiara will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in the next two years. As at September 30, 2017, the Company has spent $49.1 million developing the Tiara and anticipates that it may require an additional $15-20 million as it moves forward to achieve CE Mark approval. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014, the Company announced that it received conditional investigational device exemption approval from the U.S. Food and Drug Administration (“FDA”) to initiate the U.S. arm of the TIARA-I study for the Tiara. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards the Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use approvals in Canada and elsewhere and implantations under similar approvals are anticipated to continue in the future.

On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study (TIARA-II) in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval. The first implantation in the TIARA-II trial was conducted by the medical team at San Raffaele Hospital in Milan, Italy in April of 2017. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company will be initiating additional investigational sites in 2017 in Italy, Germany and the UK as required approvals are obtained.

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Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year in the United States who are not eligible for conventional treatments and typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population. The Company is also exploring additional potential indications for the Reducer.

The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial (“COSIRA”) to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

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The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of 15 patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed the COSIRA trial - a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner. The results of COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they will provide additional data to support expanded adoption of the Reducer for the intended patient population.

Following this positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc is presently developing an expanded sales plan and strategy for 2017 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed the COSIRA trial that is expected to provide data to support broad commercialization of the Reducer. The COSIRA trial is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at 11 clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. In February 2015, the COSIRA trial results were published in the New England Journal of Medicine. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes.

On November 3, 2017, the Company received approval of the U.S. Food and Drug Administration ("FDA") to initiate the COSIRA-II IDE pivotal clinical trial.  The trial's purpose will be to demonstrate the safety and effectiveness of the Company's novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing Reducer in the United States. COSIRA-II will be a 380 patient, multicenter, randomized (1:1 ratio), double blinded, sham-controlled clinical trial with up to 35 investigational centers across North America.  The COSIRA-II trial design is very similar to the COSIRA study, a 104 patient study previously conducted in Europe and Canada.  The positive results of that study were published in the New England Journal of Medicine, February 2015. Neovasc is currently evaluating start up timelines and funding options for the COSIRA-II trial.

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Tissue Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses a proprietary process, which it licenses from Boston Scientific, to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its licensed use of a proprietary process that is supported by a 25-year implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation.

The basic Peripatch technology was established over 25 years ago by a third party that was a predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. The processing of the material is a trade secret and was proprietary to the Company prior to the transaction with Boston Scientific. Neovasc sold the Peripatch technology and trade secrets to Boston Scientific in 2016 and Boston Scientific has licensed the technology back to the Company in a perpetual, fully paid, royalty free license. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three-dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 82% of the Company’s current revenues.

In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Regulatory Status

While the Company does not maintain stand-alone marketing approval for its tissue products, a number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE Mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

8

Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Peripatch tissue into their vascular device products such as heart valves. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as clinical stage and pre-commercialization development work on the Tiara. The Company may also investigate other potential new internal or external projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

Losses and Additional Funding Requirements

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

The Company has incurred operating and comprehensive losses of $4,695,960 and $5,807,836 and $17,882,255 and $19,832,651 for the three and nine months ended September 30, 2017, respectively, (2016: $29,135,086 and 28,836,990 and $123,708,684 and $119,492,946 respectively) and had a deficit of $219,665,861 at September 30, 2017 (as at December 31, 2016: $201,783,606). As at September 30, 2017 the Company had $6,268,113 in cash and cash equivalents (as at December 31, 2016: $22,954,571). The Company believes it will need to raise additional capital to fund its short and medium-term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. See “Risks Related to the Financings” below.

Litigation with CardiAQ

On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, following post-trial motions in the trial court stemming from the trial jury’s verdict, the judge awarded an additional $21 million in enhanced damages to the jury’s award. On January 18, 2017, the judge granted CardiAQ's motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and assessed a running rate of $2,354 per day in post-judgment interest from November 21, 2016 until the judgment is satisfied, unless the Company prevails on appeal. The Company recognized a damages provision in the amount of $70 million as at June 30, 2016, $91 million as at September 30, 2016 and approximately $112 million as at December 31, 2016. Since the year end, interest in the damages provision has been accruing on a daily basis.

On December 23, 2016, the trial court granted a stay of judgment pending the completion of the appeal.  Under the terms of the stay, the Company deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ filed a notice of cross-appeal on January 19, 2017, regarding the trial court’s denial of CardiAQ’s request for an 18-month injunction against the Tiara devices. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices. On November 3, 2018 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards and approximately $42 million is now due and payable. On November 9, 2017 the Company announced two financings, a public offering of units (the “Public Transaction”) and a private placement of senior secured convertible notes and warrants (the “Private Placement”) and together with the Public Transaction the “Financings”, for gross proceeds of approximately $65 million. For a more fulsome description of the terms of the Financings and the securities offered thereunder see “Subsequent Events - Financings” herein and the prospectus supplement, dated November 10, 2017, as filed under the Company’s profiles on SEDAR and EDGAR (the “Prospectus Supplement”). The Financings are expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the net proceeds of the Financings to settle the remaining damages and interest awards. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (see “Contractual Obligations and Contingencies” herein for a discussion of the CardiAQ litigation and other litigation).

9

The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company’s ability to continue as a going concern.

Operating Risks

In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: risks related to the Company’s litigation with CardiAQ, which creates material uncertainty and casts substantial doubt on the Company’s ability to continue as a going concern; the conduct or possible outcomes of any actual or threatened legal proceedings (see “Contractual Obligations and Contingencies” herein), which are inherently uncertain and which could divert our resources and result in the payment of significant damages and other remedies; the potential impact on the Company’s business of an adverse decision in the appeal on the question of inventorship; the potential changes in circumstances relating to the Company’s financing requirements, whether as a result of the CardiAQ litigation or otherwise and the continued availability of capital to finance the Company’s activities; the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Financings Risks

See “Risks Related to the Financings” below.

Foreign Operations

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements prior to translation into the U.S. dollar presentation currency. In addition, any decrease in the value of the U.S. dollar or Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

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Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and 2016.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the three months ended September 30, 2017 and 2016 follow:

Losses

The operating losses and comprehensive losses for the three months ended September 30, 2017 were $4,695,960 and $5,807,836, respectively, or $0.06 basic and diluted loss per share, as compared with losses of $29,135,086 and $28,836,990, or $0.44 basic and diluted loss per share, for the same period in 2016. The $24,439,126 decrease in the operating loss incurred for the three months ended September 30, 2017 compared to the same period in 2016 consists of a $21 million enhanced damages provision against the Company in its litigation with CardiAQ charged in three months ended September 30, 2016 and a $1,602,523 reduction in general and administrative expenses (of which, $1,345,033 relates to a decrease in litigation expenses) and a $2,039,146 increase in foreign exchange gains. Litigation expenses for the three and nine months ended September 30, 2017 represent a loss of $0.01 and $0.03 basic and diluted loss per share compared to a loss of $0.03 and $0.18 basic and diluted loss per share for the same period in 2016. The charges for the damages provision for the three and nine months ended September 30, 2016 represent a loss of $0.31 and $1.36 basic and diluted loss per share. To date, the Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation expenses since the initial claims were filed in June 2014 are $23.0 million and the Company expects that it may require an additional $1.0 million related to the ongoing appeal in Germany.

Revenues

Revenues decreased 55% to $1,374,893 for the three months ended September 30, 2017, compared to revenues of $3,034,000 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company anticipates that by the end of 2018 all revenue will be derived from the Reducer product.

Sales of the Reducer for the three months ended September 30, 2017 were $334,208, compared to $262,546 for the same period in 2016, representing an increase of 27%. This represents a new quarterly revenue high. The Company is encouraged by the progress this quarter, but recognizes that future quarterly revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the three months ended September 30, 2017 were $197,494, compared to $1,543,516 for the same period in 2016, representing a decrease of 87%. The decrease in revenue for the three months ended September 30, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

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Revenues from consulting services for the three months ended September 30, 2017 were $843,191, compared to $1,227,938 for the same period in 2016, representing a decrease of 31%. The loss is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

Where possible, the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the three months ended September 30, 2017 was $659,686, compared to $2,201,440 for the same period in 2016. The overall gross margin for the three months ended September 30, 2017 was 52%, compared to 27% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses

Total expenses for the three months ended September 30, 2017 were $6,540,734, compared to $8,418,400 for the same period in 2016, representing a decrease of $1,877,666 or 22%. The decrease in total expenses for the three months ended September 30, 2017 compared to the same period in 2016 reflects a $1,602,523 reduction in general and administrative expenses (of which $1,345,033 relates to a decrease in litigation expenses) and a $320,050 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the three months ended September 30, 2017 were $253,791, compared to $208,884 for the same period in 2016, representing an increase of $44,907, or 21%. The increase in selling expenses for the three months ended September 30, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the three months ended September 30, 2017 were $1,864,302, compared to $3,466,825 for the same period in 2016, representing a decrease of $1,602,523 or 46%. The decrease in general and administrative expenses for the three months ended September 30, 2017 compared to the same period in 2016 can be substantially explained by a $1,345,033 decrease in litigation expenses.

Product development and clinical trial expenses for the three months ended September 30, 2017 were $4,422,641 compared to $4,742,691 for the same period in 2016, representing a decrease of $320,050 or 7%. The decrease in product development and clinical trial expenses for the three months ended September 30, 2017 was due to a $497,662 decrease in cash-based employee expenses.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the three months ended September 30, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other income for the three months ended September 30, 2017 was $1,473,493, compared to a loss of $21,461,950 for the same period in 2016, an increase in other income of $22,935,443. The increase in the other income can be substantially explained by a $21 million decrease in the charge for the damages provision. Included within other income for the three months ended September 30, 2017 is a charge of $216,593 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein), (2016: $nil).

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Tax Expense

The tax expense for the three months ended September 30, 2017 was $343,926, compared to $87,296 for the same period in 2016. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged. In addition, the Company resolved its tax due to the State of California and paid $290,539 shortly after the quarter end to bring the account up to date.

Results for the nine months ended September 30, 2017 and 2016 follow:

Losses

The operating losses and comprehensive losses for the nine months ended September 30, 2017 were $17,882,255 and $19,832,651 respectively, or $0.23 basic and diluted loss per share, as compared with losses of $123,708,684 and $119,492,946, or $1.85 basic and diluted loss per share for the same period in 2016. The $105,826,429 decrease in the operating loss incurred for the nine months ended September 30, 2017 compared to the same period in 2016 can be substantially explained by a $70 million damages provision related to the jury award against the Company and a $21 million enhanced damages provision against the Company in its litigation with CardiAQ, charged in the nine months ended September 30, 2017, a $9,355,120 decrease in general and administrative expenses (of which $9,694,398 was a decrease in litigation expense), and a $803,569 decrease in product development and clinical trial expenses. The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. Total litigation costs since the initial claims were filed in June 2014 are $23.0 million and the Company may require an additional $1.0 million related to the ongoing appeal in Germany.

Revenues

Revenues decreased 38% to $4,161,389 for the nine months ended September 30, 2017, compared to revenues of $6,751,674 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company anticipates that by the end of 2018 all revenue will be derived from the Reducer product.

Reducer sales for the nine months ended September 30, 2017 were $842,528 compared to $722,433 for the same period in 2016, representing an increase of 17%. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Contract manufacturing revenues for the nine months ended September 30, 2017 were $484,174, compared to $2,391,136 for the same period in 2016, representing a decrease of 80%. The decrease in revenue for the nine months ended September 30, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. The Company believes that going forward contract manufacturing revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the nine months ended September 30, 2017 were $2,834,687 compared to $3,638,105 for the same period in 2016, representing a decrease of 22%. The loss is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long-term as its consulting customers continue to transition to becoming contract manufacturing customers or cease to be customers at all.

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Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the nine months ended September 30, 2017 was $2,341,017, compared to $5,038,792 for the same periods in 2016. The overall gross margin for the nine months ended September 30, 2017 was 44%, compared to 25% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses

Total expenses for the nine months ended September 30, 2017 were $21,758,519, compared to $31,806,772 for the same period in 2016, representing a decrease of $10,048,253 or 32%. The decrease in total expenses for the nine months ended September 30, 2017 compared to the same period in 2016 reflects a $9,355,120 decrease in general and administrative expenses (of which $9,694,398 was a decrease in litigation expense) and a $803,569 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the nine months ended September 30, 2017 were $665,341, compared to $554,905 for the same period in 2016, representing an increase of $110,436, or 20%. The increase in selling expenses for the nine months ended September 30, 2017 compared to the same period in 2016 reflects costs incurred for commercialization activities for the Reducer in 2017. The Company continues to minimize its selling expenses in the light of ongoing litigation costs and the impact of litigation on the Company.

General and administrative expenses for the nine months ended September 30, 2017 were $7,366,234 compared to $16,721,354 for the same period in 2016, representing a decrease of $9,355,120 or 56%. The decrease in general and administrative expenses for the nine months ended September 30, 2017 compared to the same period in 2016 can be substantially explained by a $9,694,398 decrease in litigation expenses.

Product development and clinical trial expenses for the nine months ended September 30, 2017 were $13,726,944 compared to $14,530,513 for the same period in 2016, representing a decrease of $803,569 or 6%. The overall gradual decrease in product development and clinical trial expenses for the nine months ended September 30, 2017 occurred as the Company focused on clinical activities and slowed product development activities to preserve cash resources.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the three months ended September 30, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss

The other income for the nine months ended September 30, 2017 was $2,514,718, compared to a loss of $93,429,404 for the same period in 2016, an increase in other income of $95,944,122. The increase in the other income can be substantially explained by a $91 million decrease in the charge for the damages provision. Included within other income for the nine months ended September 30, 2017 is a charge of $642,716 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein), (2016: $nil).

Tax Expense

The tax expense for the nine months ended September 30, 2017 was $458,826 compared to $185,390 for the same period in 2016. Neovasc (US) Inc. provides clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged. In addition, the Company resolved its tax due to the State of California and paid $290,539 shortly after the quarter end to bring the account up to date.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to September 30, 2017:

	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016
REVENUE
Reducer	$334,208	$247,555	$260,765	$282,515
Contract manufacturing	197,494	152,717	133,963	1,355,385
Consulting services	843,191	904,864	1,086,632	1,123,222
	1,374,893	1,305,136	1,481,360	2,761,122

COST OF GOODS SOLD	659,686	872,703	808,628	2,052,969
GROSS PROFIT	715,207	432,433	672,732	708,153

EXPENSES
Selling expenses	253,791	224,382	187,168	141,733
General and administrative expenses	1,864,302	2,253,219	3,248,713	2,461,433
Product development and clinical trials expenses	4,422,641	4,250,780	5,053,523	4,833,990
	6,540,734	6,728,381	8,489,404	7,437,156

OPERATING LOSS	(5,825,527)	(6,295,948)	(7,816,672)	(6,729,003)

Other Income/(expense)	1,473,493	1,012,926	28,299	43,957,927
Tax expense	(343,926)	(58,286)	(56,614)	(15,133)
PROFIT/(LOSS) FOR THE PERIOD	$(4,695,960)	$(5,341,308)	$(7,844,987)	$37,213,791

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.07)	$(0.10)	$0.54

	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015
REVENUE
Reducer	$262,546	$246,122	$213,765	$192,013
Product sales	—	—	—	—
Contract manufacturing	1,543,516	240,837	606,783	963,864
Consulting services	1,227,938	1,223,973	1,186,194	1,068,169
	3,034,000	1,710,932	2,006,742	2,224,046

COST OF GOODS SOLD	2,201,440	1,391,708	1,445,644	1,942,140
GROSS PROFIT	832,560	319,224	561,098	281,906

EXPENSES
Selling expenses	208,884	181,174	164,847	292,456
General and administrative expenses	3,466,825	7,427,124	5,827,405	3,498,682
Product development and clinical trials expenses	4,742,691	5,705,035	4,082,787	4,560,955
	8,418,400	13,313,333	10,075,039	8,352,093

OPERATING LOSS	(7,585,840)	(12,994,109)	(9,513,941)	(8,070,187)

Other income/(expense)	(21,461,950)	(70,648,431)	(1,319,023)	853,930
Tax expense	(87,296)	(49,920)	(48,174)	(167,351)
LOSS FOR THE PERIOD	$(29,135,086)	$(83,692,460)	$(10,881,138)	$(7,383,608)

BASIC AND DILUTED LOSS PER SHARE	$(0.44)	$(1.25)	$(0.16)	$(0.11)

The Company anticipates its overall revenues to be focused on a smaller customer base in 2017 and through 2018, and the loss of Boston Scientific as a customer will significantly decrease revenues in 2017 and 2018. In the long-term the Company also expects its consulting services to decline. The Company is not actively looking for new customers as available development staff and resources are being diverted to the Tiara development program. The Company anticipates that it will be able to replace and grow total revenue from the commercialization of the Reducer and the Tiara in the mid- to long-term.

Selling expenses are expected to generally increase as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the second quarter of 2016 mainly due to litigation expenses during the jury trial with CardiAQ. Product development and clinical trial activities have seen quarter over quarter increases and decreases depending on the activities conducted in that quarter to develop the Tiara and the Reducer and we expect these expenses to increase in the coming quarters and beyond as we initiate new clinical studies for both products.

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USE OF PROCEEDS

On February 3, 2015, the Company closed an underwritten public offering, which placed 10,415,000 common shares of Neovasc from treasury at a price of $7.19 per common share for aggregate gross proceeds of $74,883,850 to the Company. The February 2015 offering also included the sale of 1,660,000 Neovasc common shares on the same terms by certain directors, officers and employees of Neovasc. The Company did not receive any proceeds from the sale of the 1,660,000 Neovasc common shares. The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the public offering, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	February 3, 2015 Underwritten Public Offering	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$35,000,000	$30,202,793	$4,797,207
Reducer Development Costs	$10,000,000	$3,378,989	$6,621,011
Additional Proceeds	$24,879,210	$34,649,915	($9,770,705)
Total	$69,879,210	$68,231,697	$1,647,513

The actual proceeds net of share issuance costs from the February 3, 2015 financing to the Company were $69,879,210. From February 3, 2015 to September 30, 2017 the Company spent $68,231,697 of the proceeds. $30,302,793 was spent on Tiara development costs, $3,378,989 on Reducer development costs and $24,649,915 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds. We have incurred $23.1 million expenses since the February 2015 financing in connection with the litigation with CardiAQ. Such expenses have exceeded the Company’s estimates at the time of the financing and account for the significant depletion of the additional proceeds generated in the financing. The additional proceeds from the February 2015 financing have been fully depleted and we have started using proceeds originally intended for development costs of the Tiara and the Reducer programs. The Company may be forced to limit the scope of its development programs or may require significant additional financing in order to pay for the proposed development programs and to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.  A reduction in the scope of the development programs may cause a reduction in anticipated future revenues of the Company or in other ways harm the Company’s competitive position in the future. This may have a material adverse effect on the Company’s business.

On December 12, 2016, the Company entered into an agreement for Boston Scientific to acquire the Company’s Peripatch tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. The Company closed a private placement with Boston Scientific, whereby Boston Scientific purchased a 15% equity investment in the Company or 11,817,000 common shares at price of $0.60 per share for gross proceeds of $7,090,200. The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the private placement, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

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	Proposed Use of net Proceeds	actual Use of net Proceeds
	December 12, 2016 Private Placement	Use of Proceeds	Remaining to be Spent
Cash held in escrow	$2,258,260	$2,258,260	$Nil
Replacement clean room facilities	$2,500,000	$175,800	$2,324,200
General expenses	$2,296,400	$Nil	$2,296,400
Total	$7,054,660	$2,434,060	$4,620,600

The actual proceeds net of share issuance costs from the December 12, 2016 financing to the Company were $7,054,660. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company for $67,741,740 (net of selling expense of $168,060). The combined proceeds, after selling expenses and share issue costs, were $74,796,400 of which $70,000,000 was placed in a joint escrow account and has now been released from escrow to CardiAQ as a partial payment of the outstanding damages and interest awards of approximately $42 million against the Company. The balance of $4,796,400 is to be used, in part or in whole, to replace the clean room facilities that were sold to Boston Scientific and for working capital and general purposes. Management estimates $3.5 million will be required to replace the clean room facilities. As of September 30, 2017, $175,880 of these proceeds had been used to secure additional lease premises. Construction of the new clean room facilities has not yet commenced.

The Company will also have to pay all or part of the remaining approximately $42 million total damages and interest awards in connection with the litigation with CardiAQ. The Company may have to be pay CardiAQ in part from the proceeds of the February 2015 financing and/or the December 2016 financing and there may be limited proceeds remaining to further the development programs. These circumstances indicate the existence of a material uncertainty and cast a substantial doubt about the Company’s ability to continue as a going concern (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein).

DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings. As at September 30, 2017 the Company had cash and cash equivalents of $6,268,113 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016. The Company’s working capital deficit is $35,234,565 as at September 30, 2017 compared to a working capital deficit of $17,497,931 as at December 31, 2016. The Company will require significant additional financing in order to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all. See “Risks Related to the Financings” below”.

The Company is facing significant monetary damages and interest awards that exceeds its resources and could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (see “Trends, Risks and Uncertainties” and “Contractual Obligations and Contingencies” herein).

Cash used in operating activities for the three months ended September 30, 2017, was $4,041,228, compared to $11,117,648 for the same period in 2016. For the three months ended September 30, 2017, operating expenses were $3,787,729, compared to $7,364,783 for the same period in 2016, a decrease of $3,577,054. This can substantially be explained by a decrease in litigation expenses of $1,345,033.

Net cash applied to investing activities for the three months ended September 30, 2017, was $186,847 compared to $15,174 in 2016.

Net cash provided by financing activities for the three months ended September 30, 2017, was $10,486, compared to $nil for the same period in 2016 from the proceeds of options.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the three months ended September 30, 2017 and 2016 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The Company is exposed to foreign currency fluctuations on $2,338,043 of its cash and cash equivalents held in U.S. dollars and Euros.

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SUBSEQUENT EVENTS

FDA Approval for Reducer

On November 3, 2017 the Company received approval of the U.S. Food and Drug Administration ("FDA") to initiate the COSIRA-II IDE pivotal clinical trial.  The trial's purpose will be to demonstrate the safety and effectiveness of the Company's novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing Reducer in the United States.

Court Matters

On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices. On November 3, 2017 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards and approximately $42 million is now due and payable.

Financing

On November 9, 2017, the Company announced the Financings for gross proceeds of approximately $65 million. Assuming successful completion of the Financings, the Company intends to use the net proceeds to fully fund the approximately $42 million balance of the damages and interest awards granted in the litigation with CardiAQ (after subtracting the approximately $70 million that the Company has paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. For a more fulsome description of the terms of the Financings and the securities offered thereunder, see the Prospectus Supplement.

On November 9, 2017, the Company priced the underwritten Public Transaction of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of Neovasc, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc (the "Offering").  The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares ("Common Shares") as of the date of announcement of the Financings.

Each Series A Unit will comprised of (i) one common share of the Company (each, a "Unit Share"), (ii) one Series A common share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B common share purchase warrant of the Company (each, a "Series B Warrant") and (iv) 0.40 Series C warrant (each, a "Series C Warrant") to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.  Each Series B Unit will comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant").

Each Series A Warrant will entitle the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance.  Each Series B Warrant will entitle the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance.  Each Series C Warrant will entitle the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of 1.46 per Series C Unit for a period of two years following issuance. Each Series D Warrant will entitle the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of $1.46 per Series D Warrant Share, all of which will be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance.  Each Series F Warrant will entitle the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "Warrant Shares") at an exercise price of  1.61 per Series F Warrant Share for a period of two years following issuance.  The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants, Series B Warrants and Series F Warrants are subject to full-ratchet adjustment in certain circumstances.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series A Warrant, Series B Warrant, Series D Warrant and Series F Warrant may be exercised on a "net" or "cashless" basis.  Each Series B Warrant and Series F Warrant may be exercised on an Alternate Net Number as described in the Prospectus Supplement.

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Concurrent with the Public Transaction, the Company will be completing the Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of 27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant.  The Notes will be issued with an original issue price of $850 per $1,000 principal amount of note.  The Notes will have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Placement. Interest on the Notes will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants will have the same terms and conditions as the Series A Warrants.

Completion of the Public Transaction and the Private Placement are each conditional upon completion of the other.  The Notes will be secured by a first priority security interest on all of Neovasc's assets.  The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry.  The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series E Warrant may be exercised on a "net" or "cashless" basis.

The Company has applied to the TSX, pursuant to the provisions of Section 604(e) of the Manual, for a "financial hardship" exemption from the requirement to obtain shareholder approval, on the basis that the Corporation is in serious financial difficulty and the Transaction is designed to address these financial difficulties in a timely manner. There can be no assurance that the TSX will accept the application for the use of the financial hardship exemption from the requirement to obtain shareholder approval for the Transaction. Assuming TSX approval for the Financings and the financial hardship application is obtained, it is anticipated that the Financings will be completed on November 17, 2017.

OUTSTANDING SHARE DATA

As at November 14, 2017, the Company had 78,920,688 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 9,203,242 stock options with a weighted average price of C$3.54. The fully diluted share capital of the Company at November 14, 2017 is 88,123,930.

However, should the Financings be completed there will be significant further issuance of Common Shares, Notes and Warrants. Pursuant to the Transaction, Neovasc will initially issue up to an aggregate of 25,676,368 Common Shares or Series D Warrants, 25,676,368 Series A Warrants, 25,676,368 Series B Warrants, 10,273,972 Series C Warrants, and 22,431,506 Series F Warrants as well as the Notes and up to 22,431,506 Series E Warrants.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

Litigation with CardiAQ

The Company is engaged as an appellant and a defendant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against these claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of a material uncertainty and cast material doubt on the Company’s ability to continue as a going concern.

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On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts (“the Court”) concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (“the German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The appeal process is expected to take at least one year to complete.

On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim.

Following post-trial motions, on October 31, 2016, the Court awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief, and denied Neovasc’s motions for a new trial.

On October 31, 2016, the Court also denied CardiAQ’s motion for an injunction that would have shut down the development of the Tiara, thus allowing the Company to continue development and commercialization of the Tiara.  The Court issued an injunction requiring Neovasc to certify, by November 7, 2016, destruction of information that CardiAQ sent to Neovasc during the parties’ 2009-2010 business relationship, destruction of any related work product that incorporates such information, and return of any related CardiAQ prototypes. The Company filed a timely certification of compliance with this injunction.

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent.  In the October 31, 2016 order, the Court also ruled on the patent inventorship claim.   In that order, the Court ruled in favor of CardiAQ on the issue of inventorship of Neovasc’s patent.  There are no monetary awards associated with these matters and no damages award has been recognized. The Company is appealing this decision of the Court.  Unless the Company is successful at appeal, two individuals associated with CardiAQ will be added as inventors to Neovasc’s patent.

On December 23, 2016, the Court issued a stipulated order under which enforcement of the judgment was stayed pending appeal, pursuant to which Neovasc placed $70 million in a joint escrow account and also executed a General Security Agreement with CardiAQ on January 5, 2017.  Neovasc will also require court approval for transactions outside the course of normal business until such time that an appeal is decided in Neovasc’s favor or the Company posts the remaining amount of money judgment into the joint escrow account.

On January 18, 2017, the Court issued a final judgment, and granted CardiAQ’s motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016.

Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ subsequently filed a notice of cross-appeal.  Neovasc moved the Appeals Court to expedite its appeal on January 24, 2017.  The Company appealed the validity of the award, the ruling on inventorship, and related issues stemming from the trial court verdict and October 31 order. Oral argument took place before a three-judge panel of the Appeals Court on August 8, 2017. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices.

On November 3, 2018 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and approximately $42 million is now due and payable. On November 9, 2017 the Company announced the Financings for gross proceeds of approximately $65 million. The Financings are expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the net proceeds of the Financings to settle the remaining damages and interest awards.

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The German Litigation

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (“the German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals, and by way of case management order of October 18, 2017, the Appeals Court of Munich has now provisionally set the hearing date in this matter for April 12, 2018. There is likely to be further exchanges of written submissions between the parties in the run-up to that hearing.

Additional Claims by CadiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company has not yet filed its response to the complaint.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  Defenses have yet to be filed.  The Neovasc Defendants intend to vigorously defend themselves.

Contractual obligations

The following table summarizes our contractual obligations as at September 30, 2017:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years
Operating leases	$1,427,242	$344,910	$636,875	$445,457

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the three months ended September 30, 2017 and 2016, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 20 of the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2017 and 2016.

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RISKS RELATED TO THE FINANCINGS

A comprehensive list of the risks and uncertainties affecting us can be found in our most recent Annual Information Form, which is available on SEDAR at www.sedar.com and in our Annual Report on Form 40-F, which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Investors are urged to consult such risk factors. In addition to the above-referenced risk factors, investors should carefully consider the risk factors below, which relate principally to the Financings, as described in "Subsequent Events - Financings" herein.

The Warrants and Notes offered pursuant to the Financings may result in significant dilution to our shareholders.

As part of the Financings we will issue certain Warrants and the Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions that may be triggered upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then-exercise price of the Warrants or conversion price of the Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. In addition, certain of the Warrants and the Notes contain future-priced conversion or exercise provisions and certain other provisions that could reset the conversion or exercise price of the securities based on the market price of the Common Shares at a future date. These provisions could result in the issuance of a large number of Common Shares if the market price for our Common Shares declines below the initial conversion and exercise prices, thereby putting pressure on the market price of our Common Shares and increasing the risk of further dilution upon subsequent conversions or exercises of the securities. To the extent that purchasers of the Warrants or Notes sell or exercise the Warrants or convert the Notes, or holders of the Class C Warrants exercise such securities, the market price of our Common Shares may decrease due to the additional selling pressure in the market. The risk of dilution from issuances of Common Shares underlying the Warrants or pursuant to the conversion of the Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol "NVCN". We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than US$1.00 per share. On July 1, 2016, we received a notice from The Nasdaq Listing Qualifications Department indicating that the minimum bid price for our Common Shares had fallen below US$1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Marketplace Rule 5550(a)(2) - bid price. We had 180 calendar days to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares needed to be at least US$1.00 per share for a minimum of 10 consecutive business days. We regained compliance on December 16, 2016. On November 10, 2017, the closing price of the common shares was US$1.05 on the Nasdaq. The dilution or perception of dilution from the Financings, pressure on the share price from the future-priced conversion and exercise or conversion features of the Warrants or Notes offered pursuant to the Financings, or from subsequent sales of Common Shares issued upon the exercise of such Warrants or the conversion of such Notes, may put downward pressure on the price of our Common Shares. If the price of our Common Shares falls below US$1.00 and we effect a reverse stock split to regain compliance with the Nasdaq minimum bid price requirement, this would trigger a repricing under the Warrants and Notes offered pursuant to the Financings in accordance with the provisions therein.

In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities meet all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority.

On November 13, 2017, the TSX reported that Neovasc Inc. is under a remedial delisting review. The Company has 120 days to regain compliance with the exchange's continued listing requirements. It has been the practice of the TSX to place a listed issuer relying on the financial hardship exemption under review for continued listing. While the TSX believes that these measures contribute to limiting reliance by listed issuers on the financial hardship exemption, particularly because of the current challenging economic circumstances, the TSX seeks to ensure that the financial hardship exemption is being used appropriately. The Company will respond to the TSX requests for information, however there can be no assurance that the Company will be permitted to remain listed on the exchange.

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There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet any of the Nasdaq's or the TSX's continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

Cashless exercise and adjustment provisions in the Warrants and Notes offered pursuant to the Financings may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

The Warrants and Notes offered pursuant to the Financings include, among other things, provisions relating to future-priced conversion or exercise formulae and full-ratchet anti-dilution provisions and may be exercised on a "net" or "cashless" basis if there is no effective registration statement covering the issuance of the underlying Common Shares. Under such circumstances, Holders of such Warrants may, in lieu of making a cash payment when exercising a Warrant, elect instead to receive the "net" number of Common Shares determined in accordance with a formula referred to in the respective Warrant as the "Alternate Cashless Exercise" and pursuant to other terms and conditions. If we are unable to raise additional capital at an effective price per Common Share that is higher than the exercise price of these Warrants or the conversion price of the Notes, the anti-dilution provisions contained in these securities may make it more difficult and more expensive to raise capital in the future. Any reduction in the exercise prices of these Warrants or the conversion price of these Notes, or any increase in the number of Common Shares issuable upon the exercise of these Warrants or the conversion of these Notes may also result in additional dilution in the per share net tangible book value of our Common Shares.

Our Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.

The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2016 to November 13, 2017, the closing price of the Common Shares on the TSX has ranged from a low of C$0.51 to a high of C$6.86 and from January 1, 2016 to November 13, 2017 the closing price of the Common Shares on the Nasdaq has ranged from a low of US$0.39 to a high of US$4.67.

Any negative change in the public's perception of our prospects could cause the price of our securities to decrease dramatically. Furthermore, any selling pressure caused by the Financings, the conversion of the Notes or the exercise of the Warrants offered pursuant to the Financings, adjustments to the exercise prices of such Warrants or the conversion price of such Notes as a result of anti-dilution or future-priced conversion or exercise provisions therein or otherwise, or negative change in the public's perception of the prospects of medical companies in general, could depress the price of our securities, regardless of our results. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

The Series C Warrants offered pursuant to the Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions.

The Series C Warrants offered pursuant to the Financings contain provisions that restrict the Company's ability to enter into a transaction whereby (i) the Company or any of its subsidiaries, (1) consolidate or merge with any other person, (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person, (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company, (4) consummate share purchase agreement or other business combination with any other person whereby such other person acquires more than 50% of the outstanding Common Shares of the Company, (5) reorganize, recapitalize or reclassify the Common Shares of the Company, (ii) any "person" or "group" is or shall become the "beneficial owner" of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, directly or indirectly, could result in the issuance of Common Shares of the Company or convertible securities (each a "Fundamental Transaction"), unless (i) the successor entity assumes in writing all of the obligations of the Company under the Series C Warrant and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Series C Warrant a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; and (ii) the successor entity is a publicly traded corporation listed on The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Nasdaq (the "Eligible Markets"). These provisions may impact the Company's ability to effect a transaction that it believes is in the best interest of the stakeholders, including a transaction with a foreign acquirer that is not listed on an Eligible Market.

23

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Unit shares and the Warrant Shares.

Sales of a substantial number of Common Shares and Warrant Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Unit shares and Warrant Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of the securities offered pursuant to the Financings or other equity-related securities would have on the market price of the Company's Common Shares. The price of the Common Shares could be affected by possible sales of the securities offered pursuant to the Financings or by hedging or arbitrage trading activity which we expect to occur involving the securities offered pursuant to the Financings.

The sale of Common Shares issued upon exercise of the Warrants or conversion of the Notes offered pursuant to the Financings could encourage short sales by third parties which could further depress the price of the Common Shares.

Any downward pressure on the price of Common Shares caused by the sale of the Common Shares issued upon the exercise of the Warrants or upon conversion of the Notes could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

PROPOSED TRANSACTIONS

See “Subsequent Events - Financings” herein. The Company is not party to any other transaction requiring additional disclosure.

Critical Accounting Estimates and management judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from those estimates. For a further discussion on this topic, please refer to the Company’s MD&A for the year ended December 31, 2016.

Changes in Accounting Policies including Initial Adoption

During the three months ended September 30, 2017, there have been no changes in accounting policies, except as disclosed herein.  The Company has not adopted any new accounting policies during the three months ended September 30, 2017.

CHANGES IN ACCOUNTING PRONOUNCEMENTS

For a further discussion on this topic, please refer to the Company’s MD&A for the year ended December 31, 2016.

24

financial instruments

The Company’s financial instruments include its cash and cash equivalents, restricted cash, cash held in escrow, accounts receivable, and accounts payable and accrued liabilities. The Company’s financial instruments are discussed in greater detail in the Company’s MD&A for the year ended December 31, 2016.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

To design its ICFR, the Company used the 2013 Internal Control - Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, ICFR may not prevent or detect misstatements. Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our DC&P and ICFR during the three months ended September 30, 2017, that have materially affected, or are reasonably likely to affect our DC&P and ICFR.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

25

Document 2

Neovasc Inc.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS (UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017 AND 2016

(Expressed in U.S. dollars)

CONTENTS

Page

Condensed Interim Consolidated Statements of Financial Position	1

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to the Condensed Interim Consolidated Financial Statements	5 - 20

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

		September 30,	December 31,
	Notes	2017	2016

ASSETS
Current assets
Cash and cash equivalents	6	$6,268,113	$22,954,571
Cash held in escrow	7	70,321,442	70,000,000
Accounts receivable	8	1,393,568	3,117,474
Inventory	9	471,567	196,723
Prepaid expenses and other assets	10	1,048,560	505,340
Total current assets		79,503,250	96,774,108

Non-current assets
Restricted cash	11	480,780	449,760
Property, plant and equipment	12	1,772,226	1,585,635
Total non-current assets		2,253,006	2,035,395

Total assets		$81,756,256	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$2,314,003	$2,490,943
Damages provision	14	112,423,812	111,781,096
Total current liabilities and total liabilities		114,737,815	114,272,039

Equity
Share capital	15	169,182,621	168,712,673
Contributed surplus	15	24,145,117	22,301,437
Accumulated other comprehensive loss		(6,643,436)	(4,693,040)
Deficit		(219,665,861)	(201,783,606)
Total equity		(32,981,559)	(15,462,536)

Total liabilities and equity		$81,756,256	$98,809,503

Going Concern and Uncertainty (see Note 1)

Contingent Liabilities and Provisions (see Note 22)

Subsequent Events (see Note 23)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

26

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2017	2016	2017	2016

REVENUE
Reducer		$334,208	$262,546	$842,528	$722,433
Contract manufacturing		197,494	1,543,516	484,174	2,391,136
Consulting services		843,191	1,227,938	2,834,687	3,638,105
	16	1,374,893	3,034,000	4,161,389	6,751,674

COST OF GOODS SOLD	18	659,686	2,201,440	2,341,017	5,038,792
GROSS PROFIT		715,207	832,560	1,820,372	1,712,882

EXPENSES
Selling expenses	18	253,791	208,884	665,341	554,905
General and administrative expenses	18	1,864,302	3,466,825	7,366,234	16,721,354
Product development and clinical trials expenses	18	4,422,641	4,742,691	13,726,944	14,530,513
		6,540,734	8,418,400	21,758,519	31,806,772

OPERATING LOSS		(5,825,527)	(7,585,840)	(19,938,147)	(30,093,890)

OTHER INCOME/(EXPENSE)
Interest income		138,613	25,723	355,837	161,522
Interest on damages provision		(216,593)	—	(642,716)	—
Damages provision		—	(21,000,000)	—	(91,000,000)
Foreign exchange (loss)/gain		(8,951,113)	88,584	(5,661,951)	(2,014,669)
Unrealized gain/(loss) on damages provision		10,502,586	(576,257)	8,463,548	(576,257)
		1,473,493	(21,461,950)	2,514,718	(93,429,404)
LOSS BEFORE TAX		(4,352,034)	(29,047,790)	(17,423,429)	(123,523,294)

Tax expense		(343,926)	(87,296)	(458,826)	(185,390)

LOSS FOR THE PERIOD		$(4,695,960)	$(29,135,086)	$(17,882,255)	$(123,708,684)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE PERIOD
Exchange difference on translation		9,390,710	(278,161)	6,513,152	3,639,481
Unrealized gain/(loss) on damages provision		(10,502,586)	576,257	(8,463,548)	576,257
		(1,111,876)	298,096	(1,950,396)	4,215,738

LOSS AND COMPREHENSIVE LOSS FOR THE
PERIOD		$(5,807,836)	$(28,836,990)	$(19,832,651)	$(119,492,946)

LOSS PER SHARE
Basic and diluted loss per share	20	$(0.06)	$(0.44)	$(0.23)	$(1.85)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

27

NEOVASC INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars) (Unaudited)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2016		$161,505,037	$20,569,110	$(8,790,011)	$(115,288,713)	$57,995,423

Issue of share capital on exercise of options		152,976	(77,784)	—	—	75,192
Share-based payments		—	1,811,210	—	—	1,811,210
Transaction with owners during the period		152,976	1,733,426	—	—	1,886,402

Loss for the period		—	—	—	(123,708,684)	(123,708,684)

Other comprehensive loss for the period		—	—	4,215,738	—	4,215,738

Balance at September 30, 2016		$161,658,013	$22,302,536	$(4,574,273)	$(238,997,397)	$(59,611,121)

Balance at January 1, 2017		$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options	15	469,948	(234,995)	—	—	234,953
Share-based payments	18	—	2,078,675	—	—	2,078,675
Transaction with owners during the period		469,948	1,843,680	—	—	2,313,628

Loss for the period		—	—	—	(17,882,255)	(17,882,255)

Other comprehensive income for the period		—	—	(1,950,396)	—	(1,950,396)

Balance at September 30, 2017		$169,182,621	$24,145,117	$(6,643,436)	$(219,665,861)	$(32,981,559)

See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

28

NEOVASC INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30,

(Expressed in U.S. dollars) (Unaudited)

	Notes	For the three months ended September 30,		For the nine months ended September 30,
		2017	2016	2017	2016

OPERATING ACTIVITIES
Loss for the period		$(4,695,960)	$(29,135,086)	$(17,882,255)	$(123,708,684)
Adjustments for:
Depreciation	18	142,034	215,108	387,762	562,088
Share-based payments	18	343,155	580,221	2,078,675	1,811,210
Damages provision		216,593	21,000,000	642,716	91,000,000
Write-down accounts receivable		—	697	40,000	5,556
Income tax expense		345,062	—	461,097	—
Interest income		(138,613)	(25,723)	(355,837)	(161,522)
		(3,787,729)	(7,364,783)	(14,627,842)	(30,491,352)

Net change in non-cash working capital items:
Accounts receivable		178,735	(980,522)	1,809,123	(1,154,457)
Inventory		(29,795)	510,269	(247,403)	(409,886)
Prepaid expenses and other assets		(91,780)	20,642	(481,560)	(234,565)
Accounts payable and accrued liabilities		(204,279)	(3,326,228)	(577,616)	(940,349)
		(147,119)	(3,775,839)	502,544	(2,739,257)

Interest received		8,236	22,974	112,067	159,294
Income tax paid		(114,616)	—	(229,516)	—
		(106,380)	22,974	(117,449)	159,294

Net cash applied to operating activities		(4,041,228)	(11,117,648)	(14,242,747)	(33,071,315)

INVESTING ACTIVITES
Increase in cash held in escrow		(131,258)	—	(321,442)	—
Purchase of property, plant and equipment	12	(55,589)	(15,174)	(445,930)	(546,709)
Net cash applied to investing activities		(186,847)	(15,174)	(767,372)	(546,709)

FINANCING ACTIVITIES
Proceeds from exercise of options	15	10,486	—	234,953	75,192
Net cash received from financing activities		10,486	—	234,953	75,192

NET CHANGE IN CASH AND CASH EQUIVALENTS		(4,217,589)	(11,132,822)	(14,775,166)	(33,542,832)

CASH AND CASH EQUIVALENTS
Beginning of the period		11,580,940	36,277,793	22,954,571	55,026,171
Exchange difference on cash and cash equivalents		(1,095,238)	335,712	(1,911,292)	3,997,344
End of the period		$6,268,113	$25,480,683	$6,268,113	$25,480,683

Represented by:

Cash	6	6,268,113	14,390,173	6,268,113	14,390,173
Cashable high interest savings accounts	6	—	11,090,510	—	11,090,510
		$6,268,113	$25,480,683	$6,268,113	$25,480,683

 See Accompanying Notes to the Condensed Interim Consolidated Financial Statements

29

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc.

Neovasc is the parent company. The condensed interim consolidated financial statements of the Company as at September 30, 2017 and for the three and nine months ended September 30, 2017 and 2016 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 - 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

(b)	Going Concern and Uncertainty

As at September 30, 2017, the Company had $6,268,113 in cash and cash equivalents and a working capital deficit of $35,234,565. On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ Valve Technologies, Inc. (“CardiAQ”). On October 31, 2016, during post-trial motions, the judge awarded $21 million in enhanced damages on those claims. On January 18, 2017, during post-trial motions, the judge awarded approximately $21 million in pre- and post- judgment interest. Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ filed a notice of cross-appeal on January 19, 2017, regarding the trial court’s denial of CardiAQ’s request for an 18-month injunction against the Tiara devices. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices. On November 3, 2018 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards and approximately $42 million is now due and payable. On November 9, 2017 the Company announced two financings transactions, a public offering of units (the “Public Transaction”) and a private placement of senior secured convertible notes and warrants (the “Private Placement” and together with the Public Transaction the “Financings”) for gross proceeds of approximately $65 million. For a more fulsome description of the terms of the Financing and the securities offered thereunder, see the prospectus supplement dated November 10, 2017, as filed under the Company’s profiles on SEDAR and EDGAR (the “Prospectus Supplement”). The Financings are expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the net proceeds to settle the remaining damages and interest awards. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (See Notes 7, 14, 22 and 23).

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to meet the closing conditions of the Financings and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

30

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using the accounting policies consistent with the Company’s annual consolidated financial statements for the year ended December 31, 2016. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2016 and the accompanying notes included in those financial statements. For a full description of accounting policies, refer to the audited annual consolidated financial statements of the Company for the year ended December 31, 2016.

The results for the three and nine months ended September 30, 2017 may not be indicative of the results that may be expected for the full year or any other period.

(b)	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated) and Neovasc GmbH. All significant intercompany balances and transactions have been eliminated upon consolidation.

(c)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

3.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Company’s most recent annual consolidated financial statements for the year ended December 31, 2016.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and long-term debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the three and nine months ended September 30, 2017 and 2016 there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	September 30, 2017	December 31, 2016

Equity	$ (32,981,559)	$ (15,462,536)

As at September 30, 2017, the Company is in a negative equity position. The Company has recognized a damages provision of approximately $112 million after a $70 million damages award, $21 million enhanced damages award and an approximate $21 million damages for pre- and post-judgment interest in its litigation with CardiAQ (see Notes 14 and 22).

31

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	September 30, 2017	December 31, 2016
Loans and receivables
Cash and cash equivalents	6	$6,268,113	$22,954,571
Cash held in escrow	7	70,321,442	70,000,000
Accounts receivable	8	1,393,568	3,117,474
Restricted cash	11	480,780	449,760
		$78,463,903	$96,521,805

Other financial liabilities
Accounts payable and accrued liabilities	13	$2,314,003	$2,490,943

The carrying amounts of cash and cash equivalents, cash held in escrow, accounts receivable and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(a)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States (“U.S.”) and Europe (“EU”), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 37% and 63% of the revenue for the three and nine months ended September 30, 2017 (2016: 62% and 38% respectively). A 10% change in the foreign exchange rates for the U.S. and EU currencies for foreign currency denominated accounts receivable will impact net income as at September 30, 2017 by approximately $65,000 and $65,000 respectively (as at December 31, 2016: $202,000 and $49,000), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $7,000 and $109,000 respectively as at September 30, 2017 (as at December 31, 2016: $123,000 and $10,000). The Company does not hedge its foreign exchange risk.

(b)	Interest rate risk

The Company receives interest on its investment in high interest savings accounts (“HISAs”) at variable interest rates. A 1% change in the interest rate on the investment in HISAs will impact net income as at September 30, 2017 by approximately $nil (2016: $176,026).

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, fixed rate guaranteed investment certificates and short-term accounts receivable without interest.

(c)	Liquidity risk

As at September 30, 2017, the Company had $6,268,113 in cash and cash equivalents as compared to cash and cash equivalents of $22,954,571 at December 31, 2016. The cash used during the three and nine months ended September 30, 2017 was $5,312,827 and $16,686,458, respectively. As at September 30, 2017, the Company had a working capital deficit of $35,234,565 as compared to $17,497,931 at December 31, 2016. On November 13, 2017, the final mandate was issued by the court, approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and approximately $42 million is now due and payable. On November 9, 2017 the Company announced the Financings for gross proceeds of approximately $65 million. The Financings are expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the net proceeds to settle the remaining damages (see Notes 1(b), 7, 14, 22 and 23). Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

32

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

5. FINANCIAL RISK MANAGEMENT (continued)

(c)	Liquidity risk (continued)

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for at least the next quarter. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

As at September 30, 2017 and December 31, 2016, all the Company’s non-derivative financial liabilities have maturities (including interest payments where applicable) within 6 months.

(d)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at September 30, 2017 is $1,393,568 (as at December 31, 2016: $2,532,114).

As at September 30, 2017, the Company had $297,381 (as at December 31, 2016: $1,555,469) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the three and nine months ended September 30, 2017 the Company wrote down $nil and $40,000, respectively, of accounts receivable owed by customers (three and nine months ended September 30, 2016: $nil and $5,556, respectively).

The Company may also have credit risk related to its cash and cash equivalents, and investments with a maximum exposure of $77,070,335 as at September 30, 2017 (as at December 31, 2016: $93,404,331). The Company minimizes its risk to cash and cash equivalents by dealing with Canadian Chartered Banks.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2017	December 31, 2016
Cash held in:
Canadian dollars	$3,930,070	$6,386,135
United States dollars	1,786,425	7,231,160
Euros	551,618	344,242
Cashable Canadian dollar high interest savings accounts	—	4,713,385
Cashable United States dollar high interest savings accounts	—	4,279,649
	$6,268,113	$22,954,571

The high interest savings accounts are held in major Canadian Chartered Banks. They are fully cashable at any time and have a variable interest rate.

7.	CASH HELD IN ESCROW

	September 30, 2017	December 31, 2016

Cash held in escrow	$ 70,321,442	$ 70,000,000

The Company placed $70 million into a joint escrow account to partially cover the damages awarded against the Company in its lawsuit against CardiAQ. On November 13, 2017, the final mandate of the court was issued and approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages award (see Notes 14, 22 and 23).

33

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

8.	ACCOUNTS RECEIVABLE

	September 30, 2017	December 31, 2016

Trade receivables	$1,308,326	$2,532,114
Other receivables	85,242	585,360
	$1,393,568	$3,117,474

All amounts are short-term. The aging analysis of trade receivables is as follows:

	September 30, 2017	December 31, 2016

Not past due	$1,010,945	$976,645
Past due 0 - 30 days	168,968	969,652
30 - 60 days	58,431	54,064
60 - 90 days	—	134,468
90 - 120 days	—	189,640
Over 120 days	72,687	327,645
Allowance for doubtful accounts	(2,705)	(120,000)
	$1,308,326	$2,532,114

All of the Company's trade and other receivables have been reviewed for impairment. During the three and nine months ended September 30, 2017, the Company wrote down $nil and $40,000 of accounts receivable, respectively (three and nine months ended September 30, 2016: $nil and $5,556).

9.	INVENTORY

	September 30, 2017	December 31, 2016

Raw materials	$231,288	$83,934
Work in progress	86,193	62,040
Finished goods	154,086	50,749
	$471,567	$196,723

During the three and nine months ended September 30, 2017 and 2016 the Company did not write down any obsolete inventory. During the three and nine months ended September 30, 2017 $71,531 and $428,582 respectively (three and nine months ended September 30, 2016: $1,519,460 and $2,651,743, respectively) of inventory was expensed in cost of goods sold.

10.	PREPAID EXPENSES AND OTHER ASSETS

	September 30, 2017	December 31, 2016

Prepaid expenses	$91,538	$187,480
Prepaid insurance	182,794	114,988
Deposits on rental agreements	315,891	53,771
Retainers on professional fees	186,309	23,938
Other prepaid	272,028	125,163
	$1,048,560	$505,340

11. RESTRICTED CASH

	September 30, 2017	December 31, 2016
Restricted cash	$480,780	$449,760

Restricted cash represents a C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

34

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

12.	PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production equipment	Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2016	$374,766	$2,200,804	$118,009	$1,870,715	$431,090	$326,358	$276,245	$5,597,987
Additions during the year	—	89,263	—	409,899	28,765	128,243	—	656,170
Disposals during the year	(157,791)	(1,994,191)	(84,808)	(964,018)	(45,641)	(41,724)	—
Cumulative translation adjustment	14,926	111,679	5,447	71,521	14,933	12,265	8,526	(3,288,173) 239,297
Balance as at December 31, 2016	$231,901	$407,555	$38,648	$1,388,117	$429,147	$425,142	$284,771	$3,205,281

Additions during the period	—	—	71,681	146,388	77,518	141,187	9,156	445,930
Cumulative translation adjustment	17,592	30,916	4,109	115,223	37,257	41,707	22,158	268,962
Balance as at September 30, 2017	$249,493	$438,471	$114,438	$1,649,728	$543,922	$608,036	$316,085	$3,920,173

ACCUMULATED DEPRECIATION

Balance at January 1, 2016	$—	$335,239	$33,015	$834,027	$257,606	$268,926	$148,618	$1,877,431
Depreciation for the year	—	77,205	50,101	402,426	61,645	137,682	26,675	755,734
Disposals during the year	—	(395,674)	(57,933)	(584,186)	(29,746)	(14,779)	—	(1,082,318)
Cumulative translation adjustment	—	18,130	1,567	31,536	7,694	5,647	4,225	68,799
Balance at December 31, 2016	$—	$34,900	$26,750	$683,803	$297,199	$397,476	$179,518	$1,619,646

Depreciation for the period	—	11,496	29,858	186,597	47,440	94,739	17,632	387,762
Cumulative translation adjustment	—	3,179	3,964	60,347	24,730	33,891	14,428	140,539
Balance as at September 30, 2017	$—	$49,575	$60,572	$930,747	$369,369	$526,106	$211,578	$2,147,947

CARRYING AMOUNTS

As at December 31, 2016	$231,901	$372,655	$11,898	$704,314	$131,948	$27,666	$105,253	$1,585,635
As at September 30, 2017	$249,493	$388,896	$53,866	$718,981	$174,553	$81,930	$104,507	$1,772,226

35

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2017	December 31, 2016

Trade payables	$709,551	$943,922
Accrued vacation	167,452	217,036
Accrued liabilities	1,228,125	1,270,306
Other payables	208,875	59,679
	$2,314,003	$2,490,943

14.	DAMAGES PROVISION

	September 30, 2017	December 31, 2016

Initial damages	$70,000,000	$70,000,000
Enhanced damages	21,000,000	21,000,000
Pre-judgment interest	20,675,154	20,675,154
Accrued post-judgment interest	748,658	105,942
	$112,423,812	$111,781,096

On May 19, 2016, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, during post-trial motions, the judge awarded $21 million enhanced damages on those claims and on January 18, 2017 during post-trial motions the judge awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. As at September 30, 2017, the Company has accrued $748,658 in post-judgment interest. On November 13, 2017, the final mandate of the Appeals Court was issued and approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and interest awards and approximately $42 million is now due and payable (see Notes 7, 22 and 23).

15.	SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings.

All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2016	66,764,947	$161,505,037	$20,569,110
Issued for cash pursuant to a private placement (i)	11,817,000	7,090,200	—
Share issue costs (i)	—	(35,540)	—
Issued for cash on exercise of options	101,398	152,976	(77,784)
Share-based payments	—	—	1,810,111
Balance, December 31, 2016	78,683,345	$168,712,673	$22,301,437
Issued for cash on exercise of options	237,343	469,948	(234,995)
Share-based payments	—	—	2,078,675
Balance, September 30, 2017	78,920,688	$169,182,621	$24,145,117

36

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

15. SHARE CAPITAL (continued)

(b)	Issued and outstanding (continued)

(i)	On December 12, 2016, the Company closed a non-brokered private placement of 11,817,000 common shares of the Company at a price per share of $0.60 for aggregate gross proceeds of $7,090,200. All of the shares issued were purchased by Boston Scientific Corporation (“Boston Scientific”). Immediately following the closing of the private placement Boston Scientific owned 15% of the issued and outstanding common shares of the Company. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company.

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2016	8,134,703	C$ 3.92	2.22
Granted	170,061	4.90
Exercised	(101,398)	1.00
Forfeited	(271,862)	6.37
Expired	(56,800)	1.00
Options outstanding, December 31, 2016	7,874,704	C$ 3.91	1.52
Options exercisable, December 31, 2016	6,800,066	C$ 3.40	1.26

Granted	1,844,500	C$ 1.90
Exercised	(237,343)	1.33
Forfeited	(138,169)	4.46
Expired	(114,390)	5.46
Options outstanding, September 30, 2017	9,229,302	C$ 3.55	1.71
Options exercisable, September 30, 2017	7,688,068	C$ 3.39	1.32

The following table lists the options outstanding at September 30, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	64,128	0.32	64,128	0.32
C$0.02-1.99	5,053,400	1.71	4,214,600	1.51
C$2.00-4.99	957,197	0.80	876,854	0.62
C$5.00-6.99	2,347,477	1.84	2,008,186	1.69
C$7.00-9.99	363,000	2.57	227,600	2.49
C$10.00-13.00	444,100	2.46	296,700	2.46
	9,229,302		7,688,068

37

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

15. SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following table lists the options outstanding at December 31, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	1.05	79,482	1.05
C$0.02-1.99	3,452,300	0.31	3,452,300	0.31
C$2.00-4.99	1,045,111	1.56	883,817	1.34
C$5.00-6.99	2,433,311	2.63	1,963,667	2.47
C$7.00-9.99	412,400	3.36	191,000	3.31
C$10.00-13.00	452,100	3.21	229,800	3.20
	7,874,704		6,800,066

The weighted average share price at the date of exercise for share options exercised for the three months and nine months ended September 30, 2017 was $1.25 and $1.64, respectively (three and nine months ended September 30, 2016:$nil and $3.55). During the three and nine months ended September 30, 2017, the Company recorded $343,155 and $2,078,675, respectively, as compensation expense for share-based compensation awarded to eligible optionees (three and nine months ended September 30, 2016: $580,221 and $1,811,210, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2017	2016
Weighted average fair value	$1.90	$3.02
Dividend yield	nil	nil
Volatility	110%	77%
Risk-free interest rate	1.12%	0.75%
Expected life	5 years	5 years
Forfeiture rate	6%	1%

16. SEGMENT INFORMATION

The Company’s operations are in one business segment; the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
REVENUE
United States	$5,654	$1,716,650	$478,702	$3,158,948
Europe	1,215,557	1,261,681	3,299,022	3,264,187
Rest of the World	153,682	55,669	383,665	328,539
	$1,374,893	$3,034,000	$4,161,389	$6,751,674

Sales to the Company’s four largest customers accounted for approximately 56%, 11%, 6%, and 5% of the Company’s sales for the nine months ended September 30, 2017. Sales to the Company’s four largest customers accounted for approximately 34%, 32%,16%, and 3% of the Company’s sales for the nine months ended September 30, 2016.

38

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

17.	EMPLOYEE BENEFITS EXPENSE
	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016

Salaries and wages	$2,096,247	$2,512,333	$6,546,851	$7,541,996
Pension plan and employment insurance	107,572	134,330	429,867	473,960
Contribution to defined contribution pension plan	47,906	55,224	139,590	161,254
Health benefits	149,404	195,294	446,373	690,296
Cash-based employee expenses	2,401,129	2,897,181	7,562,681	8,867,506
Share-based payments	343,155	580,222	2,078,675	1,811,210
Total employee expenses	$2,744,284	$3,477,403	$9,641,356	$10,678,716

18.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016

COST OF GOODS SOLD
Depreciation	$17,471	$59,020	$36,330	$167,345
Share-based payments	19,630	64,710	55,172	143,139
Cash-based employee expenses	551,054	558,250	1,820,933	2,076,565
Other expenses	71,531	1,519,460	428,582	2,651,743
	659,686	2,201,440	2,341,017	5,038,792

EXPENSES
Selling expenses
Share-based payments	$29,142	$34,021	$75,282	$118,059
Cash-based employee expenses	60,335	27,771	122,866	82,783
Other expenses	164,314	147,092	467,193	354,063
	253,791	208,884	665,341	554,905

General and administrative expenses
Depreciation	17,717	35,095	75,738	105,511
Share-based payments	103,337	181,294	878,833	604,831
Cash-based employee expenses	644,774	668,532	2,019,092	1,982,620
Litigation expenses	563,082	1,908,115	2,043,848	11,738,246
Other expenses	535,392	673,789	2,348,723	2,290,146
	1,864,302	3,466,825	7,366,234	16,721,354

Product development and clinical trials expenses
Depreciation	106,846	120,993	275,912	289,232
Share-based payments	191,046	300,196	1,069,388	945,181
Cash-based employee expenses	1,144,966	1,642,628	3,599,790	4,725,538
Other expenses	2,979,783	2,678,874	8,781,854	8,570,562
	4,422,641	4,742,691	13,726,944	14,530,513

TOTAL EXPENSES	$6,540,734	$8,418,400	$21,758,519	$31,806,772

Depreciation per Statements of Cash Flows	$142,034	$215,108	$387,762	$562,088

Share-based payments per Statements of Cash Flows	$343,155	$580,221	$2,078,675	$1,811,210

Cash-based employee expenses (see Note 17)	$2,401,129	$2,897,181	$7,562,681	$8,867,506

39

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

19.	OPERATING LEASES

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016.

The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at September 30,
	2017	2016

Year 1	$344,910	$217,305
Year 2	326,219	186,178
Year 3	310,656	77,524
Year 4	267,274	79,849
Year 5	178,183	33,837
	$1,427,242	$594,693

Lease payments recognized as an expense during the three and nine months ended September 30, 2017 amounted to $107,327 and $350,659 (three and nine months ended September 30, 2016: $88,265 and $290,008).

20.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the three and nine months ended September 30, 2017 was 78,903,255 and 78,837,436 shares, respectively (three and nine months ended September 30, 2016: 66,866,345 and 64,846,982 shares, respectively).

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016

Weighted average number of common shares	78,903,255	66,866,345	78,837,436	66,846,982
Loss for the period	$(4,695,960)	$(29,135,086)	$(17,882,255)	$(123,708,684)
Basic loss per share	$(0.06)	$(0.44)	$(0.23)	$(1.85)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

40

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

21.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
Short-term employee benefits
Employee salaries and bonuses	$320,929	$309,247	$1,068,451	$913,593
Directors fees	62,288	67,815	193,392	180,544
Social security and medical care costs	2,521	6,031	28,108	28,809
	385,738	383,093	1,289,951	1,122,946
Post-employment benefits
Contributions to defined contribution pension plan	3,807	3,996	11,774	11,713

Share-based payments	27,944	53,349	977,483	201,582

Total key management remuneration	$417,489	$440,438	$2,279,208	$1,336,241

22.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation expenses are legal and other expenses incurred in litigation matters during the period. The legal costs associated with defending legal claims in the current period include a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara, and a complaint filed by CardiAQ against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ.

Litigation with CardiAQ

The Company is engaged as an appellant and a defendant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ’s claims is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against these claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. Litigation is inherently uncertain. Therefore, until these mattes have been resolved to their conclusion, by the appropriate courts the Company cannot give any assurance as to the outcome. The Company is faced with significant monetary damages that exceed its resources and if we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with additional significant monetary damages and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. These circumstances indicate the existence of a material uncertainty and cast material doubt on the Company’s ability to continue as a going concern.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts (“the Court”) concerning intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara.

On April 25, 2016, the Court granted Neovasc’s motion for summary judgment on CardiAQ’s claim for fraud.

On May 19, 2016, following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

On May 27, 2016, the Court granted Neovasc’s motion for judgment as a matter of law on the Massachusetts Gen. Law. Ch. 93A claim.

Following post-trial motions, on October 31, 2016, the Court awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief, and denied Neovasc’s motions for a new trial.

41

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

22.       CONTINGENT LIABILITIES AND PROVISIONS (continued)

On October 31, 2016, the Court also denied CardiAQ’s motion for an injunction that would have shut down the development of the Tiara for 18 months, thus allowing the Company to continue development and commercialization of the Tiara.  The Court issued an injunction requiring Neovasc to certify, by November 7, 2016, destruction of information that CardiAQ sent to Neovasc during the parties’ 2009-2010 business relationship, destruction of any related work product that incorporates such information, and return of any related CardiAQ prototypes. The Company filed a timely certification of compliance with this injunction.

In the cause of action relating to patent inventorship, CardiAQ claimed that two individuals should be added as inventors to a Neovasc patent.  In the October 31, 2016 order, the Court also ruled on the patent inventorship claim.   In that order, the Court ruled in favor of CardiAQ on the issue of inventorship of Neovasc’s patent.  There are no monetary awards associated with these matters and no damages award has been recognized. The Company is appealing this decision of the Court.  Unless the Company is successful at appeal, two individuals associated with CardiAQ will be added as inventors to Neovasc’s patent.

On December 23, 2016, the Court issued a stipulated order under which enforcement of the judgment was stayed pending appeal, pursuant to which Neovasc placed $70 million in a joint escrow account and also executed a General Security Agreement with CardiAQ on January 5, 2017.  That approximately $70 million has now been released from escrow to CardiAQ. Neovasc will still require court approval for transactions outside the course of normal business until such time that the Company settles the remaining damages and interest award.

On January 18, 2017, the Court issued a final judgment, and granted CardiAQ’s motion for pre- and post-judgment interest.  The Court awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016.

Neovasc filed a renewed notice of appeal with the United States Court of Appeals for the Federal Circuit (the “Appeals Court”) on January 18, 2017.  CardiAQ subsequently filed a notice of cross-appeal.  Neovasc moved the Appeals Court to expedite its appeal on January 24, 2017.  The Company appealed the validity of the award, the ruling on inventorship, and related issues stemming from the trial court verdict and October 31 order. Oral argument took place before a three-judge panel of the Appeals Court on August 8, 2017.  On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal as well. On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices.

On November 3, 2018 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and approximately $42 million is now due and payable. On November 9, 2017 the Company announced a financing for gross proceeds of approximately $65 million. The financing is expected to close on November 17, 2017 upon satisfaction of the closing conditions and the Company intends to use approximately $42 million from the proceeds to settle the remaining damages.

The German Litigation

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (“the German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals, and by way of case management order of October 18, 2017, the Appeals Court of Munich has now provisionally set the hearing date in this matter for April 12, 2018. There is likely to be further exchanges of written submissions between the parties in the run-up to that hearing.

Additional Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  On October 4, 2017, it amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company has not yet filed its response to the complaint. Litigation is inherently uncertain. Therefore, until these mattes have been resolved to their conclusion, by the appropriate courts the Company cannot give any assurance as to the outcome.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. As at September 30, 2017, the Company has fully provided for the damages awards described above (see Note 14).

42

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

22.  CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February, 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  Defenses have yet to be filed.  The Neovasc Defendants intend to vigorously defend themselves against these claims. Litigation is inherently uncertain. Therefore, until these mattes have been resolved to their conclusion, by the appropriate courts the Company cannot give any assurance as to the outcome.

When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no provision is recognized and no contingent liability disclosure is required.

23.	SUBSEQUENT EVENTS

FDA Approval for Reducer

On November 3, 2017 the Company received approval of the U.S. Food and Drug Administration ("FDA") to initiate the COSIRA-II IDE pivotal clinical trial.  The trial's purpose will be to demonstrate the safety and effectiveness of the Company's novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing Reducer in the United States.

Court Matters

On October 2, 2017, Neovasc petitioned the Appeals Court for an en banc rehearing. CardiAQ also filed a petition with the Appeals Court for panel rehearing and en banc rehearing as to the trial court’s denial of its request for an 18-month injunction against the Tiara devices. On November 3, 2017 the Appeals Court denied the petition for panel rehearing and en banc rehearing filed by CardiAQ and denied the petition for en banc rehearing filed by the Company.  On November 13, 2017, the final mandate was issued by the Appeals Court, approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and approximately $42 million is now due and payable.

Financings

On November 9, 2017, the Company announced the Financings for gross proceeds of approximately $65 million. Assuming successful completion of the Financings, the Company intends to use the net proceeds to fully fund the approximately $42 million balance of the damages and interest awards granted in the litigation with CardiAQ (after subtracting the approximately $70 million that the Company has paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. For a more fulsome description of the terms of the Financing and the securities offered thereunder, see the Prospectus Supplement.

On November 9, 2017, the Company priced an underwritten Public Transaction offering of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of the Company, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc (the "Offering").  The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares ("Common Shares") as of the date of the announcement of the Financings.

Each Series A Unit will be comprised of (i) one common share of the Company (each, a "Unit Share"), (ii) one Series A common share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B common share purchase warrant Neovasc (each, a "Series B Warrant") and (iv) 0.40 Series C warrant (each, a "Series C Warrant") to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.  Each Series B Unit will be comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant").

43

NEOVASC INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017 and 2016

(Expressed in U.S. dollars)

23.  SUBSEQUENT EVENTS (continued)

Financing (continued)

Concurrent with the Public Transaction, the Company will be completing a Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of $27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant. Completion of the Public Transaction and the Private Placement (the "Transaction") are each conditional upon completion of the other.

Each Series A Warrant will entitle the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance.  Each Series B Warrant will entitle the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance.  Each Series C Warrant will entitle the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of $1.46 per Series C Unit for a period of two years following issuance. Each Series D Warrant will entitle the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of $1.46 per Series D Warrant Share, all of which will be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance.  Each Series F Warrant will entitle the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "Warrant Shares") at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance.  The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants, Series B Warrants and Series F Warrants are subject to full ratchet adjustment in certain circumstances.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series A Warrant, Series B Warrant, Series D Warrant and Series F Warrant may be exercised on a "net" or "cashless" basis.  Each Series B Warrant and Series F Warrant may be exercised on an Alternate Net Number (as defined below) basis.

The Notes will be issued with an original issue price of $850 per $1,000 principal amount of note.  The Notes will have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Concurrent Private Placement. Interest on the Notes will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Notes will be secured by a first priority security interest on all of Neovasc’s assets. The Notes contain among other things, provisions relating to the future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution. The Notes and the Series E Warrant are subject to adjustment, at any time prior to their expiry. The Series E Warrants will have the same terms and conditions as the Series A Warrants. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series E Warrant may be exercise on a “net” or “cashless” basis.

Pursuant to the Transaction, Neovasc will issue up to an aggregate of 25,676,368 Common Shares or Series D Warrants, 25,676,368 Series A Warrants, 25,676,368 Series B Warrants, 10,273,972 Series C Warrants, and 22,431,506 Series F Warrants as well as the Notes and up to 22,431,506 Series E Warrants.

The Notes will be secured by a first priority security interest on all of Neovasc's assets.  The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry.  The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution.  If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series E Warrant may be exercised on a "net" or "cashless" basis.

The Company has applied to the TSX, pursuant to the provisions of Section 604(e) of the Manual, for a "financial hardship" exemption from the requirement to obtain shareholder approval, on the basis that the Corporation is in serious financial difficulty and the Transaction is designed to address these financial difficulties in a timely manner. There can be no assurance that the TSX will accept the application for the use of the financial hardship exemption from the requirement to obtain shareholder approval for the Transaction. Assuming TSX approval for the Offering, Concurrent Private Placement and the financial hardship application is obtained, it is expected that the Transaction will close on November 17, 2017.

Remedial TSX Delisting Review

On November 13, 2017, the TSX reports that Neovasc Inc. is under a remedial delisting review. The company has 120 days to regain compliance with the exchange's continued listing requirements. It has been the practice of TSX to place a listed issuer relying on the financial hardship exemption under review for continued listing. While TSX believes that these measures contribute to limiting reliance by listed issuers on the financial hardship exemption, particularly because of the current challenging economic times, TSX seeks to ensure that the financial hardship exemption is being used appropriately. The company will respond to TSX requests for information and remains hopeful that the company will be permitted to remain listed on the exchange.

44

24.	AUTHORIZATION OF FINANCIAL STATEMENTS

The condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 (including comparatives) were approved by the audit committee on behalf of the board of directors on November 14, 2017.

(signed) Alexei Marko

Alexei Marko, Director

(signed) Steve Rubin

Steve Rubin, Director

Document 3

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Alexei Marko, Chief Executive Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended September 30, 2017.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR – material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2017

(signed) Alexei Marko

_______________________

Alexei Marko

Chief Executive Officer

Document 4

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Chris Clark, Chief Financial Officer of Neovasc Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Neovasc Inc. (the “issuer”) for the interim period ended September 30, 2017.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the COSO framework.

5.2	ICFR - material weakness relating to design: N/A.

5.3	Limitation on scope of design: N/A.

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2017 and ended on September 30, 2017 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 14, 2017

(signed) Chris Clark

_______________________

Chris Clark

Chief Financial Officer